

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Mr. Douglas G. Bergeron
Chief Executive Officer
VeriFone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA. 95110

> **Re:** **VeriFone Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed December 21, 2010**
> **Form 8-K filed December 2, 2010**
> **File No. 001-32465**

Dear Mr. Bergeron:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 1. Business

Proprietary Rights, page 17

1.   Please tell us how you considered including a more detailed discussion of the importance and duration of all patents, trademarks, licenses, franchises and concessions held; for example, but without limitation, the importance of the non-exclusive license and the underlying patents that expire in 2011. See Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

2.   In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, you state that North America System Solutions net revenues increased $51.4 million, or 17.8%, in the fiscal year ended October 31, 2010 compared to the fiscal year ended October 31, 2009, primarily due to an increase in your Petroleum System Solutions revenues, partially offset by a decrease in your North America Financial business revenues. In addition, you state that North America Services revenues increased $46.3 million, or 84.6%, in the year ended October 31, 2010 compared to the fiscal year ended October 31, 2009, and that the majority of the increase was attributable to the inclusion of revenues from your media solutions business resulting from the CCTM acquisition in December 2009, as well as growth in Petroleum Services. Please note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes and offsetting factors.

3.   On page 35, you state that the markets for your System Solutions and Services are highly competitive, and that you have been subject to price pressures. In your response letter, please tell us whether price pressures had a material impact on revenue and what consideration you gave to discussing price pressures in MD&A. See Item 303(a)(3) of Regulation S-K.

Critical Accounting Policies

Goodwill, page 71

4.   We note that your goodwill impairment test as of August 1, 2010 did not result in any goodwill impairment. We further note that you have six reporting units. To the extent that any of your reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step-one of your goodwill impairment analysis, please tell us and disclose in future filings:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- The amount of goodwill allocated to each reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting units are not at risk of failing step-one please disclose this in future filings.

Item 8. Financial Statements and Supplementary Data

Note 3. Balance Sheet Details

Allowance for Doubtful Accounts, page 104

5.   We note your disclosure that revenue reserves are combined with your allowance for doubtful accounts. Please describe the nature of the revenue reserves and confirm that you will report the activity in revenue reserves separately from your allowance for doubtful accounts in future filings.

Note 4. Accounting Changes – Convertible Debt Instruments, page 107

6.   We note that you adopted ASC 470-20 during the first quarter of fiscal year 2010. Please tell us how you considered the disclosure requirements within paragraphs 5(c) and 6(a) of ASC 470-20-50.

Note 13. Commitments and Contingencies

Patent Infringement and Commercial Litigation

SPA Syspatronic AG v. VeriFone Holdings Inc., VeriFone, Inc., et al., page 131

7.   We note that you settled the litigation with SPA Syspatronic AG in November 2010. Please tell us the amount of the settlement and whether any amounts were accrued as of October 31, 2010.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 142

8.   We note your statement on page 143 that "Our management, including our principal executive officer and our principal financial officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met."

Please revise in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. See Section II.F.4 of SEC Release No. 33-8238.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Fiscal Year 2010 Annual Base Salary Determination, page 161

9.   Please provide a more detailed explanation of the specific reasons underlying the increase in base salary for Mr. Bergeron. See Item 402(b)(2)(ix) of Regulation S-K. In addition, please confirm that you will include similar disclosure, if applicable, in future filings.

Performance-Based Bonuses, page 162

10.   We note that you have not disclosed performance targets for your performance-based bonuses. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please tell us whether you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the performance targets and, if so, tell us whether you have a competitive harm analysis that supports your reliance on that instruction. In that regard, we note your regular public disclosure of non-GAAP net revenues, non-GAAP net income, and non-GAAP net income per share in reports of your financial results on Form 8-K. Thus, if you are relying on Instruction 4, your response should specifically address the competitive harm posed by disclosure of these company-wide performance targets after you have already disclosed the actual amounts on a quarterly and annual basis. In addition, notwithstanding your disclosure in the first paragraph on page 155, please tell us how you considered including a more detailed discussion of how difficult it will be for each named executive officer or the company to achieve any undisclosed target levels, including, without limitation, the business unit performance objectives.

Fiscal Year 2010 Bonus Determinations

Annual Bonus Awards, page 167

11.   Please provide a more detailed explanation of how Messrs. Dykes, Dumbrell, Waller and Yanay each performed against the applicable business unit-specific criteria. For

example, but without limitation, explain how you determined that Mr. Yanay achieved his business unit-specific criteria at 101%. In addition, please confirm that you will include similar disclosure, if applicable, in future filings.

Additional Discretionary Bonuses, page 170

12. Please provide a more detailed explanation of how your Compensation Committee determined the amount awarded to each named executive officer as a discretionary bonus. In addition, please confirm that you will include similar disclosure, if applicable, in future filings.

Fiscal Year 2010 Equity Incentive Determinations, page 172

13. Please provide a more detailed explanation linking the factors considered by the Compensation Committee to the number of restricted stock units awarded to each named executive officer. In addition, please confirm that you will include similar disclosure, if applicable, in future filings.

Form 8-K filed December 2, 2010

14. We note that the supplemental financial information provided in Exhibit 99.1 includes slides that contain primarily non-GAAP information. We further note the reference to reconciliations found in your earnings release. Please tell us how your presentation complies with Rule 100 of Regulation G, which requires presentation of the most directly comparable GAAP financial measure and a reconciliation of the disclosed non-GAAP financial measure to the most directly comparable GAAP financial measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime G. John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief